Exhibit (e)(41)

From:

Global Blue Group Holding AG

Zurichstrasse 38

8306 Bruttisellen

Switzerland

(the “Company”)

To:

[***]

Dated: February 16, 2025

RSA Plan

In this letter, (the “Letter”), we refer to the RSAs granted to you pursuant to the award certificate(s) between you and the Company (the “Award Certificates”) under the Amended and Restated Management Incentive Plan for RSAs of the Company (as amended and restated on or about the date of this Letter and from time to time, the “RSA Plan”).

Any capitalised terms that are used in this Letter but not defined shall have the meaning given to them in the RSA Plan. This Letter amends the terms specified in the Award Certificates and RSA Plan and shall prevail in the event of any inconsistency between either the Award Certificates or the RSA Plan.

As you are aware, it is expected that Global Blue will be acquired by Shift4 Payments, Inc. (the “Transaction”). Solely in the event that the Transaction completes (which would be classified as a Change of Control pursuant to the RSA Plan) then it has agreed that the following will occur in respect of the unvested Tranches of your Awards (“Unvested RSAs”) as of the Change of Control.

1.	All Performance Conditions relating to the Unvested RSAs will be deemed satisfied at 100%.

2.

The next Tranche of your Unvested RSAs that would otherwise have Vested in August/September 2025 shall automatically accelerate and be cancelled by the Company on the date of the Change of Control in exchange for a cash amount equal to $172,500.00 (which is the product of the number of shares underlying such Unvested RSAs and $7.50 and will be paid (as part of monthly salary in the month following completion of the Change of Control subject to deduction for all applicable employee taxes or employee National Insurance or social security contributions).

3.

Your other Unvested RSAs (the “Remaining Unvested RSAs”), will also be cancelled by the Company on the date of the Change of Control in exchange for a Cash Entitlement (in accordance with Rule 10.4 of the RSA Plan) (your “Cash Entitlement”). Your Cash Entitlement will be an amount equal to the product of the number of shares underlying such Remaining Unvested RSAs and $7.50.

4.

The Cash Entitlement shall be payable in accordance with the timetable of the existing RSA vesting schedule but subject to the same leaver provisions as in the RSA Plan. In summary of the leaver provisions, if you leave Global Blue for a Bad Reason (such as resignation), then any remaining unpaid portion of your Cash Entitlements will not be paid to you. If, in the first 12 months following the Change of Control, you leave Global Blue for any reason other than a Bad Reason (for instance if the Company terminates your employment other than for Cause), then all remaining Cash Entitlement will be paid to you (as part of final monthly salary in the month following such termination subject to deduction for all applicable employee taxes or employee National Insurance or social security contributions). If at any time after 12 months following the Change of Control you leave Global Blue for any reason other than a Bad Reason (for instance if the Company terminates your employment other than for Cause), then the next portion of your Cash Entitlement will be paid (as part of final monthly salary in the month following such termination subject to deduction for all applicable employee taxes or employee National Insurance or social security contributions) and you will forfeit all other remaining portions of the Cash Entitlement.

Detailed below are your Cash Entitlements:

Cash Entitlement (before employee taxes)	Payment Date (Month/Year)
$155,625.00	August/September 2026
$43,125.00	August/September 2027/28

This Letter has been prepared on the assumption of the Change of Control occurring prior to late August or September 2025. To the extent the Change of Control does not occur within that time period, your Unvested RSAs that would otherwise have Vested in August/September 2025 shall vest in accordance with the timetable of the existing RSA vesting schedule and paragraph 2 above shall not apply to such Tranche.

All amounts specified in this Letter shall be paid in your local currency based on the exchange rate determined by the Company at the time of the applicable payment.

Should you have any questions regarding the contents of this Letter please contact Jeremy Henderson-Ross (jhendersonross@globalblue.com).

Your return of a signed copy of this Letter shall signify your agreement to be bound by the terms set out in this Letter.

Yours faithfully

Global Blue Group Holding AG

/s/ Jacques Stern
Name: Jacques Stern
Title: Chief Executive Officer

I hereby accept and agree to be bound by the terms of this Letter.

/s/ Anamaria Tudor
Name: Anamaria Tudor
Date: February 16, 2025